

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

<u>Via E-mail</u>
J A Kirk McKinnon
Chief Executive Officer
Energizer Resources Inc.
520-141 Adelaide Street West
Toronto, Ontario
Canada M5H 3L5

> Re: **Energizer Resources Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 24, 2012**
> **File No. 000-51151**

Dear Mr. McKinnon:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director